

May 5, 2016

Mail Stop 4631

<u>Via E-mail</u>
John Burns
Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

      Re: **TAL International Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 1-32638

Dear Mr. Burns:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Terence O'Brien

                                Terence O'Brien
                                Branch Chief
                                Office of Manufacturing and
                                Construction